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September 30, 2020

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Jonathan Burr

            Ms. Erin E. Martin

Re:	Durango OP, LP Draft Registration Statement on Form 10 Submitted August 13, 2020 (CIK No. 0001820878)

Dear Mr. Burr and Ms. Martin:

On behalf of our client, Apartment Investment and Management Company (“Our Client” or “Aimco REIT”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2020 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form 10 confidentially submitted by Durango OP, LP (a subsidiary of Our Client, the “Company” or “New OP”) to the Commission on August 13, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

* * * * *

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Draft Registration Statement on Form 10 submitted August 13, 2020

General

1.

We note that this Form 10 pertains to the pro rata distribution by AIMCO Properties, LP of its interests in Durango OP, LP. In this respect, holders of common OP units and Class I High Performance Partnership Units will receive OP units in Durango OP, L.P. Please provide an analysis of whether the distribution of Durango OP units to the Class I High Performance Partnership unitholders of AIMCO Properties constitutes a sale under Section 2(a)(3) of the Securities Act. In this regard, explain whether the distribution would fundamentally alter the nature of the Class I High Performance Partnership unitholders’ investment such that the unitholders are providing value for the Durango OP units.

Response: The Company respectfully advises the Staff that holders of Class I High Performance Partnership Units in AIMCO Properties, L.P. (“AIR OP”, and such units “AIR OP HP Units”) will not provide any “value” as understood by Section 2(a)(3) of Securities Act in connection with the distribution of the New OP Units. Accordingly, and as explained in further detail below, the distribution of common limited partnership units in New OP (the “New OP Units”) to the holders of AIR OP HP Units will not constitute a sale under Section 2(a)(3) of the Securities Act.

As part of the New OP Spin-Off, the Company will effect a pro rata distribution of all of the New OP Units to holders of record of the AIR OP common limited partnership units (“AIR OP Common Units”) and AIR OP HP Units as of the close of business on the record date. Holders of AIR OP HP Units are entitled to receive New OP Units by operation of the Partnership Unit Designation of the AIR OP HP Units (the “Unit Designation”).1 The Unit Designation provides, in pertinent part, that holders of AIR OP HP Units are “entitled to receive distributions (other than distributions upon liquidation) if, as, when and in the same amounts and of the same type as may be paid to Holders of AIR OP Common Units as if each Holder of AIR OP HP Units held an equal number of AIR OP Common Units.” Currently there are nine record holders of AIR OP HP Units, and 95% of such AIR OP HP Units are held by entities related to Aimco REIT’s chief executive officer, Terry Considine, and its former president, Peter Kompaniez.

Each holder of AIR OP Common Units and/or AIR OP HP Units will receive one New OP Unit for each one AIR OP Common Unit and for each one AIR OP HP Unit. Thus, immediately following the New OP Spin-Off, holders of AIR OP Common Units as of the record date will hold AIR OP Common Units and New OP Units; holders of AIR OP HP Units as of the record date will hold AIR OP HP Units and New OP Units. The number of AIR OP Common Units and AIR OP HP Units owned by distributees of the New OP Units will not change as a result of the New OP Spin-Off.

[1]

Refer to Section 4 of Exhibit F to the Fifth Amended and Restated Agreement of Limited Partnership of Aimco Properties, L.P. https://www.sec.gov/Archives/edgar/data/922864/000092286419000015/exhibit101.htm

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

No Consideration

Section 2(a)(3) defines a sale to include any “disposition of a security … for value.” The term “value” is broadly interpreted by the Commission and courts to include money, goods, services, and anything else that constitutes consideration for the subject security.

Holders of AIR OP HP Units are not required to take action nor surrender any monetary or other identifiable consideration in order to receive the New OP Units distributed in the New OP Spin-Off. To this end, the Information Statement, in various locations, prominently discloses that holders of AIR OP HP Units “will not be required to make any payment, or surrender or exchange your … AIR OP HP Units, or take any other action to receive your New OP Units to which you are entitled on the distribution date.”

No Fundamental Change

Beyond not providing any monetary or other identifiable consideration, holders of AIR OP HP Units will not see the nature of their investment fundamentally altered by the New OP Spin-Off such that they may be viewed as surrendering value for the New OP Units. In this regard, we note that the New OP Spin-Off will not affect the aggregate number of outstanding AIR OP HP Units, and no holder of AIR OP HP Units will see any change to his or her individual holdings of AIR OP HP Units as a result of the New OP Spin-Off. Further, as disclosed in the Information Statement, the New OP Spin-Off will not affect the rights and privileges of the holders of AIR OP HP Units (except that AIR OP’s limited partnership agreement is expected (subject to receipt of the requisite approval of AIR OP’s unitholders) to be amended to provide, among other things, that all redemption and exchange rights related to the units of AIR OP will be denominated in shares of common stock of AIR rather than shares of common stock of Aimco REIT if the spin-off is consummated).

Holders of AIR OP HP Units will receive a pro rata distribution of precisely what they are entitled to under the Unit Designation, which is the same New OP Units that holders of AIR OP Common Units receive. The fact that they will receive New OP Units does not represent a fundamental change in the nature of their pre-transaction investment—they will maintain the right to convert their AIR OP HP Units for AIR shares (after giving effect to the planned amendments to the AIR OP limited partnership agreement described above) and will be able to convert their New OP Units into Aimco REIT shares, each as described in the Registration Statement.

2.

We note that you provide disclosure throughout regarding the potential material U.S. federal income tax consequences to the common OP unitholders as a result of this transaction, but you do not address the potential consequences to the Class I High Performance Partnership unitholders. Please explain to us why you are unable to provide a similar level of detailed disclosure to both classes of securityholders.

Response: The Company respectfully advises the Staff that it has revised the disclosure under the headings “Questions and Answers About the Spin-Off—What are the U.S. federal income tax consequences of the New OP Spin-Off?,” “The Spin-Off—U.S. Federal Income Tax Consequences of the New OP Spin-Off” and “U.S. Federal Income Tax Considerations” in the Amendment to address the Staff’s comment.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Summary

Our Company, page 1

3.

We note your disclosure of estimated gross asset value (“GAV”) and estimated Net Asset Value (“NAV”) as of March 31, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.

Response: The Company respectfully advises the Staff that the Company will include the following expanded discussion within its Non-GAAP disclosures in its submission of the Amendment on page 77:

Net Asset Value (“NAV”) is calculated beginning with Gross Asset Value (“GAV”), represented as the fair value of the Company’s assets along with its other tangible assets, such as cash and restricted cash, accounts receivable and other assets, less the estimated fair value of the Company’s liabilities. GAV is calculated using methods management believes to be appropriate based on the characteristics of the communities. For valuation purposes, the Company segregates its portfolio into the following categories: Stabilized; Redevelopment and Development; and Other Real Estate. Communities in these categories are valued as follows:

•

The Company’s Stabilized portfolio is valued using a direct capitalization rate (“cap rate”) method based on the Company’s proportionate share of annualized property NOI, less a 2% management fee, and market cap rates. Market cap rates are determined on a property-by-property basis, based primarily on information published by CBRE’s cap rate survey. CBRE is a nationally recognized provider of real estate data. Such survey includes ranges of current cap rates based on the following community characteristics: market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add.

The Company categorizes the communities in its Stabilized portfolio using the framework described above and, using its judgment and detailed knowledge of each community’s condition and location, to select a cap rate within the range provided in CBRE’s cap rate survey. Alternatively, if the Company is actively marketing a community for sale, the cap rate used for the community may differ from CBRE’s cap rate survey based upon the actual bids the Company receives. The range of cap rates included in CBRE’s cap rate survey related to the Company’s valuation as of March 31, 2020 ranged from 5.1% to 5.6%, resulting in a weighted average cap rate used in the Company’s valuation of its Stabilized portfolio of approximately 5.4%.

The Stabilized portfolio comprised approximately 71% of the Company’s GAV as of March 31, 2020.

•

The Company’s Other Real Estate portfolio is valued either at the Company’s historical cost, which management believes approximated fair value given the recent acquisition of the related properties, or using the same methods as those described for the Stabilized portfolio above for those properties that have current operations and not recently acquired. Other Real Estate comprised approximately 29% of the Company’s GAV as of March 31, 2020.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

To calculate NAV, GAV is reduced by the Company’s liabilities, such as the fair value of its debt and other tangible liabilities, such as, accounts payable and accrued and other liabilities. These liabilities are expected to be settled in cash through the normal course of operations. The Company estimates the fair value of its debt using both income and market approaches, including a comparison of contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual rates, remaining periods to maturity, collateral quality, and loan to value ratios.

Organizational Structure, page 7

4.	Please identify the Class I High Performance OP units in your organizational charts.

Response: The Company respectfully advises the Staff that it has provided updated organizational charts on pages 8 and 9 of the Amendment to address the Staff’s comment. Please be advised that “AIR OP Common Units” is defined on the introductory page of the Amendment to include, collectively, the AIR OP common limited partnership units and the AIR OP Class I High Performance partnership units.

Questions and Answers about the Spin-Off, page 15

5.

We note that you include two questions on page 18 regarding how the rights of each class will change in the transaction, however, the disclosure associated with each question only indicates that the amount of securities owned will remain unchanged. Please expand your disclosure to briefly summarize how the securities’ rights will be affected.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 20 of the Amendment to address the Staff’s comment.

The Spin-Off

Accounting Treatment, page 55

6.

We note your disclosure of the accounting treatment of the spin-off transaction. Please provide us with a detailed accounting analysis of the spin-off transaction. In your response, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor and accounting spinnee. Within your response, please reference ASC 505-60.

Response: The Company acknowledges the Staff’s comment and has included below our consideration of the guidance in ASC 505-60 in accounting for the transaction as a spin-off transaction.

Background

AIR OP (i.e., the legal spinnor) is composed of two primary functions: (i) the ownership and operation of a diversified portfolio of stabilized properties; and (ii) development and redevelopment of multifamily communities and, periodic strategic or opportunistic investments that are expected to provide long-term unitholder value. It is management’s belief that separation of AIR OP into two independent companies will increase simplicity, transparency, investor understanding and value of each business.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Through a series of steps, holders of AIR OP Common Units and AIR OP HP Units will receive common limited partnership units of the Company (i.e., the legal spinnee). The Company will hold interests in the redevelopment business, leasehold interests in certain properties owned by AIR OP, which may be subject to development and redevelopment, and title to certain other properties. AIR OP will retain its interests in “core” properties and AIR OP’s pre-existing property management business. A very significant majority of pre-spin employees of AIR OP will remain employed by AIR OP immediately after the completion of the spin-off.

AIR OP will own only stabilized income apartment communities with low-leverage and low overhead. New OP will own or hold leasehold interests in properties subject to development or redevelopment.

Accounting Guidance

When determining the accounting treatment of the proposed transaction between AIR OP and the Company, we evaluated the guidance in ASC 505-60 – Equity – Spinoffs and Reverse Spinoffs. Management considered the following accounting guidance in ASC 505-60-25-8 to determine the accounting spinnor and spinnee:

“In order to determine the required accounting and reporting in a spinoff transaction, an entity needs to determine which party is the accounting spinnor and which is the accounting spinnee. In determining whether reverse spinoff accounting is appropriate, a presumption shall exist that a spinoff be accounted for based on its legal form, in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome. An evaluation of the following indicators shall be considered in that regard. Nevertheless, no one indicator shall be considered presumptive or determinative. The following are indicators that a spinoff should be accounted for as a reverse spinoff:

•

The size of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). The determination of which entity is larger is based on a comparison of the assets, revenues, and earnings of the two entities. There are no established bright lines that shall be used to determine which entity is the larger of the two.

	As of and for the year ended December 31, 2019
	Total Assets	Revenue (in millions)	Net Income (Loss)
AIR OP (legal spinnor)	$5,569	$771	$508
New OP (legal spinnee)	$1,260	$144	$0

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

More than 82% of total assets, 84% of net real estate assets, 84% of revenues, 100% of net income and 86% of NAV will continue to be held by the unitholders of AIR OP. This indicator supports the legal spinnor (AIR OP) as the accounting spinnor.

•

The fair value of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor).

AIR OP is expected to have a NAV of approximately $7.8 billion which equates to $50 per unit. Comparatively, New OP is expected to have a NAV of $1.3 billion which equates to $8 per unit. This indicator supports the legal spinnor (AIR OP) as the accounting spinnor.

•

Senior management. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

A comparison of senior management between AIR OP (pre spin) and AIR OP and New OP post spin is as follows:

Subsequent to the spin-off, the current AIR OP senior corporate management will continue with AIR OP, the legal spinnor. Terry Considine will serve as the Chief Executive Officer of AIR OP, Lisa Cohn will serve as the President and General Counsel, Paul Beldin will serve as the Chief Financial Officer and Keith Kimmel will serve as President of Property Management. Terry Considine will also serve as Executive Chairman and interim Chief Executive Officer of New OP. In addition, following the spin-off, the operating properties of AIR OP will continue to be managed by the same property management team currently employed by AIR OP prior to the spin-off. This indicator supports the fact that AIR OP is the accounting spinnor. While the Chairman and the CEO are the same among both entities, the fact that the majority of the key executives and employees will reside with AIR OP supports AIR OP as the accounting spinnor.

•

Length of time to be held. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may identify that entity as the accounting spinnee.”[2]

We currently expect that the spin-off transaction will result in two, separate and distinct, publicly traded companies. Although we will consider any option that we believe would drive value for our business and our unitholders, there is no formally proposed or approved plan of sale for either entity prior or subsequent to the spin. As a result, we believe evaluation of this indicator is neutral with respect to determining whether or not our transaction should be treated as a forward spin-off.

[2]	ASC 505-60-25-8.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Accounting Conclusion

As described above, the substance of the proposed transaction indicates that AIR OP, the legal spinnor (and accounting spinnor), is the “surviving entity”. The spin-off to our unitholders is such that the legal form of the transaction matches its substance based on the following:

•	The size of AIR OP is estimated to significantly exceed that of post-spin New OP in terms of both total assets and total revenue;

•	The fair value of AIR OP is estimated to significantly exceed that of post-spin New OP, with NAV of approximately $7.8 billion as compared to $1.3 billion, respectively; and

•	The majority of AIR OP’s senior management, employees and historical operations (e.g., property management) will continue with AIR OP following the spin-off.

The designation of AIR OP as both legal and accounting spinnor will provide the most accurate depiction of the transaction to unitholders and other users of the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

7.

We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 26. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g., nonpayment and/or indications of nonpayment on debt investments or rents, changes to redevelopment or development plans and changes to your liquidity, etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 71 of the Amendment to address the Staff’s comment.

Liquidity and Capital Resources, page 69

8.

We note your disclosure of the estimated fair market value of your unencumbered communities as of December 31, 2019 and June 30, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.

Response: The Company respectfully advises the Staff that the fair market value of unencumbered communities is calculated in the same manner as GAV, which is defined under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures” in the Amendment. The company has included this clarification on pages 74 and 82 of the Amendment.

Non-GAAP Measures, page 70

9.	We note your reconciliation between Net Income and Adjusted EBITDAre on page 71 includes the caption Pro forma adjustment, net. Please help us to better understand footnote 1 to the

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

reconciliation and tell us with more specificity what comprises this adjustment. This comment also applies to your reconciliation on page 78.

Response: The Company respectfully advises the Staff that we have changed the reconciliations on pages 76 and 84 by including captions describing the adjustments and footnotes describing the adjustments further.

The Company notes that for the six months ended June 30, 2020, the adjustment reflects the unrealized fair value adjustment related to the Company’s interest rate option, or swaption, which is disclosed in further detail within Note 5 – Fair Value Measurements. Also, for the year ended December 31, 2018, the settlement from the litigation with Airbnb, net of related expenses.

Exclusive Forum for Certain Litigation, page 124

10.

We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Additionally, please add a risk factor that addresses the risks of the exclusive forum provision. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the forum selection language has been removed from the Amendment as this language is no longer applicable.

Note 3 — Significant Transactions, page F-14

11.

Please provide us with the results of your Rule 3-14 significance calculation for the acquisition of 1001 Brickell Bay Drive. In your response, tell us what consideration you gave to providing Rule 3-14 financial statements for this entity.

Response: The Company respectfully advises the Staff that we have considered the requirements under Rule 3-14, Special instructions for real estate operations to be acquired, in relation to the acquisition of 1001 Brickell Bay Drive.

Definition of real estate operations: We first considered the definition of real estate operations as required by Rule 3-14. Under Rule 3-14, as indicated in paragraph 2305.2 of the FRM, “the term

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

‘real estate operations’ means a business that generates substantially all of its revenue through the leasing of real property.” Brickell Bay Tower owns and leases to tenants an office building located in Miami, Florida. The property generates rental income, as well as, a nominal amount of parking income. Approximately 89% of the Property’s revenue as of December 31, 2018 was comprised of rental income. Therefore, management has determined that the Company falls within the definition of real estate operations.

Significance: In the Commission’s final amendments to Rule 3-14, significance requirements under Rules 3-05 and 3-14 were aligned to provide for a 20% threshold for acquired businesses and an aggregate threshold of 50%. The Company has performed a significance test using the Investment Test for the acquisition of 1001 Brickell Bay Drive. As illustrated below, the Company’s investment in 1001 Brickell Bay Drive constitutes 24% of the Company’s total assets as of December 31, 2018, the date of the most recent audited financial statements.

As of December 31, 2018
Investment in 1001 Brickell Bay Dr.	$165,000
The Company’s Total Assets as of December 31, 2018	$679,188

Significance	24%

Based on our consideration of the definition of real estate operations and the significance thresholds outlined in Rule 3-14, the Company has determined that Rule 3-14 financial statements are required for the acquisition of 1001 Brickell Bay Drive, which will be included in the Amendment.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Joseph A. Coco at (212) 735-3050; Blair T. Thetford at (212) 735-2082; or Michelle Gasaway at (213) 687-5122.

Sincerely,

/s/ Michelle Gasaway
Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP